FOR IMMEDIATE RELEASE
Velti Announces Pricing of $24.8 Million Offering of Ordinary Shares
DUBLIN, Ireland and SAN FRANCISCO, CA - April 19, 2013 (GLOBE NEWSWIRE) -- Velti plc (Nasdaq: VELT), the leading global provider of mobile marketing and advertising technology and solutions, today announced it has entered into a securities purchase agreement with certain institutional accredited investors to sell 16,529,412 ordinary shares at a price of $1.50 per share. The aggregate gross proceeds of the offering are $24.8 million. The Company intends to use the proceeds of the offering to pay certain deferred acquisition consideration totaling approximately $16.5 million relating to its November 2011 acquisition of MIG, and for research and development of the Company's technology solutions, working capital, and general corporate purposes. The Company has agreed to file a registration statement registering the securities for resale.
This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.
The securities have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to Velti's future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and similar expressions. Velti cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Velti assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in Velti's filings with the Securities and Exchange Commission (SEC) and those as may be identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: general economic and business conditions in the U.S. and abroad, changing interpretations of generally accepted accounting principles, changes in market acceptance of the company's products, inquiries and investigations and related litigation, fluctuations in customer demand, management of rapid growth and intensity of competition. The information set forth herein should be read in light of such risks. Velti does not assume any obligation to update the information contained in this press release.

For further information, please contact:

Jeffrey G. Ross Chief Financial Officer jross@velti.com
Leslie Green Investor Relations lgreen@velti.com